Filed by: Sovereign Bancorp, Inc.
This communication is filed pursuant to Rule 425 under
the Securities Act of 1933, as amended.
Subject Company: Sovereign Bancorp Inc.
Commission File Number: 1-16581
Date: October 23, 2008

Communication issued to Sovereign’s employees on October 23, 2008:

EMAIL TO:	Team Members Currently Contributing to the ESPP

FROM:	Human Resources/Benefits

SUBJECT:	Sovereign Bancorp, Inc. Employee Stock Purchase Plan (ESPP)

As part of the agreement between Sovereign Bancorp, Inc. and Banco Santander, S.A. dated October 13, 2008, there will be no additional purchases under the ESPP. Therefore, as a current participant in the ESPP, effective immediately, you will not be able to purchase additional shares of Sovereign stock under the ESPP. Beginning with the pay of Friday, October 24, 2008 and future pay dates, there will be no contributions to the ESPP.

You can continue to request certificates or sell shares from the ESPP, subject to Sovereign’s Policy on Personal Securities Transactions. Team members are encouraged to review the policy to ensure they are in compliance. This policy can be accessed by visiting [website address].

You can access your ESPP account through the BNY Mellon Investor Services Direct website at [website address]. Information on accessing your account at BNY Mellon is available on the Human Resources web site at [website address]. Click on the “Benefits” link then the “Employee Stock Purchase Plan (ESPP)” link.

The foregoing is subject to the terms of the ESPP plan document and the ESPP Disclosure Document, which govern in all cases. For more details regarding the ESPP, including the federal income tax consequences of a sale of shares, please refer to the ESPP Disclosure Document, which is available on the Human Resources web site at [website address]. Click on the “Benefits” link then the “Employee Stock Purchase Plan (ESPP)” link. To request a hard copy of this document, contact the Benefits Information Center at 1-800-210-1426, Option 3, then Option 3.

Additional Information About This Transaction
In connection with the proposed transaction, Santander will file with the SEC a Registration Statement on Form F-4 that will include a proxy statement of Sovereign that also constitutes a prospectus of Santander. Sovereign will mail the proxy statement/prospectus to its shareholders. Sovereign urges investors and security holders to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov).

Proxy Solicitation
Santander, Sovereign and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from shareholders in favor of the transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the shareholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Santander’s executive officers and directors in its annual report on Form 20-F filed with the SEC on June 27, 2008. You can find information about Sovereign’s executive officers and directors in its definitive proxy statement filed with the SEC on March 24, 2008. You can obtain free copies of these documents as described above.